Exhibit 99.1

Ninetowns Completes Acquisition of Ample Spring

Monday April 30, 9:00 am ET

BEIJING, April 30 /Xinhua-PRNewswire/ -- Ninetowns Internet Technology Group Company Limited (Nasdaq: NINE - News), China's leading provider of online solutions for international trade, today announces that has completed its acquisition of Ample Spring Holdings Limited. The completion of this acquisition enables Ninetowns to integrate and leverage its business-to- government (''B2G'') trade processing expertise into new business-to-business (''B2B'') vertical search and services. For the development of vertical search technology, Ninetowns acquired a majority interest in a related party of Beijing Baichuan Tongda Science and Technology Development Co., Ltd. (''Baichuan''), a leading Chinese vertical search engine, and also entered into a number of service and other agreements with Baichuan.

In accordance with the share purchase and subscription agreement entered into on April 9, 2007, Ixworth Enterprises Limited, a subsidiary of Ninetowns, made cash payments equal to the U.S. dollar equivalent of (i) RMB85 million to Ample Spring's shareholder, and (ii) RMB2.5 million to Ample Spring, and Ninetowns received 70% of the equity interest of Ample Spring. The remainder of the purchase price consists of deferred payments that may be paid over time. Following this acquisition, Ninetowns will consolidate Ample Spring's financials with Ninetowns' financial report.

''The acquisition of Baichuan is a milestone in Ninetowns' new B2B strategy and enables the introduction of new B2B vertical search capabilities into our service profile with pioneering vertical search technology,'' commented Ninetowns' CEO, Mr. Shuang Wang. Established in 2004 as a software developer of supply chain, e-commerce and trade solutions, Baichuan has evolved to become a B2B vertical search engine and an independent assessor of suppliers through Baichuan's launch of Yaphon ( http://www.yaphon.com ) in 2006. In addition, Baichuan's Total Quality Sourcing (''TQS'') system enables it to build a unique ranking algorithm which can significantly improve search result relevancy. Baichuan has entered into alliances with more than 30 Chinese B2B portals for information on some 1.5 million products available from over 400,000 Chinese suppliers. Baichuan is believed to be the first B2B vertical search engine developed in China, providing it with a first-mover advantage and brand name recognition.

About Ninetowns Internet Technology Group Company Limited

Ninetowns (Nasdaq: NINE - News) is the leading provider of online solutions for international trade, with its key services in automating import/export e-filing, as well as in providing effective and efficient business-to-business search. Ninetowns has been listed on the NASDAQ Stock Exchange since December 2004 under the symbol ''NINE.'' More information can be found at http://www.ninetowns.com/english .

Forward-Looking Statements

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as "may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains, competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

For more information, please contact:

Ms. Helen Wu or Ms. Lisa Zheng
Investor Relations,
Ninetowns Internet Technology Group Company Limited
Tel:	+86-10-6588-2256
Email: ir@ninetowns.com

Investor Relations (US):
Mahmoud Siddig, Director
Taylor Rafferty
Tel:	+1-212-889-4350
Email: ninetowns@taylor-rafferty.com

Investor Relations (HK):
David Dambro, Director
Taylor Rafferty
Tel:	+852-2167-2006
Email: ninetowns@taylor-rafferty.com

Source: Ninetowns Internet Technology Group Company Limited